Exhibit 99.3

PACIFIC THERAPEUTICS

Concurrent Financing for Tower 3 SAS Transaction to Include Subscribers Relying on the Investment Dealer Exemption

VANCOUVER, BC, Canada – August 16, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company” or “PT”), is pleased to announce that, further to its news release dated and posted on SEDAR on August 2, 2016 describing the contemplated transaction with Tower 3 Wireless SAS (the “Transaction”) and the concurrent financing for the Transaction (the “Concurrent Financing”), the Company intends to utilize the prospectus exemption described under CSA Notice 45-318 and provided for under: British Columbia Securities Commission Instrument 45-536; Saskatchewan Financial and Consumer Affairs Authority Exemption Order 45-930; Manitoba Securities Commission Blanket Order 45-503; New Brunswick Financial and Consumer Services Commission Blanket Order 45-508; and Alberta Securities Commission Rule 45-516, which allow, subject to certain conditions, for the Company to raise funds by distributing securities under the Concurrent Financing to potential investors who have obtained advice about the suitability of the investment from an investment dealer.

The Concurrent Financing

The Concurrent Financing is by way of a private placement of units consisting of one common share and one common share purchase warrant of the Company (the “Units”) at a price of $0.15 per Unit . Each full warrant will entitle the holder to purchase an additional common share at the price of $0.40 per share for a period of twelve months from the closing of the Transaction. Should the Company’s share price trade at $0.60 per share for 10 consecutive trading days then the Company will have the option to give notice to the warrant holders to accelerate the exercise of the warrants within 10 days or the warrants will expire.

The minimum and maximum number of Units proposed to be offered for distribution under the Concurrent Financing are 5,000,000 and 10,000,000 Units, respectively, for gross proceeds of $750,000 and $1,500,000, respectively.

The principal purposes and approximate amounts for which the Company will use the gross proceeds from the Concurrent Financing, assuming the minimum and maximum offering, are:

Minimum Offering	Maximum Offering
Business development (75%): $562,500	Business development (82%): $1,230,000
General working capital (17%): $127,500	General working capital (10%): $150,000
Transactional costs related to the Concurrent Financing 1(8%) : $60,000	Transactional costs related to the Concurrent Financing1(8%) : $120,000

1The Company may pay finder fees in connection with the Concurrent Financing.

Other Information

All other details regarding the Transaction and the Concurrent Financing remain unchanged. For more information regarding the Transaction and the Concurrent Financing, please refer to the Company’s news release dated and posted on SEDAR on August 2, 2016.

There is no material fact or material change about the Company that has not been generally disclosed.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

About Tower 3 SAS

Tower 3 SAS is a privately held limited liability company formed under the laws of the Republic of Columbia. Tower 3 SAS was founded in 2015 with a mission to own and operate high quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth.

Tower 3 SAS focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower 3 SAS has assembled a decorated management team with top tier cellular development experience with one of South America’s largest tower developers. Tower 3 SAS is currently focused on 4G LTE infrastructure expansion in Columbia and will look to open other territories.

For further information, please contact: Robert Horsley, Director

Robert “Nick” Horsley
rnpshorsley@gmail.com
(604) 559-8051

No securities regulatory authority or stock exchange has reviewed, approved or disapproved the contents of this new release.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Statements about the Transaction, the Concurrent Financing, the number of securities of the Company that may be issued under the Concurrent Financing, and the use of the gross proceeds from the Concurrent Financing are all forward-looking information. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that the Transaction and the Concurrent Financing will occur or that, if the Transaction does occur, it or the Concurrent Financing will be completed on the terms described above. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law. Readers should not place undue reliance on the Company’s forward-looking statements.